Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Charter Communications, Inc.:

We consent to the incorporation by reference in the registration statement Nos. 333-200436 and 333-200438 on Form S-8 and No. 333-211518 on Form S-3 of Liberty Broadband Corporation of our report dated February 1, 2018, with respect to the consolidated balance sheets of Charter Communications, Inc. and subsidiaries as of December 31, 2017 and 2016, and the related consolidated statements of operations, comprehensive income (loss), change in shareholders’ equity (deficit), and cash flows for each of the years in the three-year period ended December 31, 2017, and the related notes (collectively, the “consolidated financial statements”) which report appears in the December 31, 2017 annual report on Form 10-K of Liberty Broadband Corporation.

/s/ KPMG LLP

St. Louis, Missouri
February 9, 2018